                                                          OMB APPROVAL
                                                          ------------
                                                  OMB Number: 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated average burden hours
                                                  per response. . . 14.9

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*

                                 MIGRATEC, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   681965 10 9
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681965 10 9                                                Page 2 of 5


1.       Name of Reporting Person
         I. R. S. Identification No. of Above Person (entities only)

         Mercury Fund No. 1, Ltd.

2.       Check the Appropriate Box if a Member of a Group*            (a) /  /

                                                                      (b) /  /

3.       SEC Use Only

4.       Citizenship or Place of Organization                             Texas

Number of Shares    5.       Sole Voting Power                     17,039,800(1)
Beneficially
Owned by            6.       Shared Voting Power                      -0-
Each
Reporting           7.       Sole Dispositive Power                17,039,800(1)
Person With
                    8.       Shared Dispositive Power                  -0-

9.       Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          17,039,800(1)

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares* /  /

11.      Percent of Class Represented by Amount in Row (9)                 17.4%

12.      Type of Reporting Person*                                           PN

(1) As of December 31, 2000, includes 14,200,000 shares issuable upon conversion of a convertible promissory note, and 2,839,800 shares issuable upon exercise of warrants. Kevin C. Howe ("Howe") exercises voting control over these shares on behalf of Mercury Ventures, Ltd. ("Mercury Ventures"), the General Partner of Mercury Fund No. 1, Ltd. ("Mercury").

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 681965 10 9                                                Page 3 of 5

ITEM 1(a). NAME OF ISSUER:

         MigraTEC, Inc., a Delaware corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         11494 Luna Road, Suite 100, Dallas, Texas 75234

ITEM 2(a). NAME OF PERSON FILING:

         Mercury Fund No.1, Ltd.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         17950 Preston Road, Suite 800, Dallas, Texas 75252

ITEM 2(c). CITIZENSHIP:

         Mercury Fund No. 1, Ltd.'s place of organization is Texas

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP NUMBER:

         681965 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4. OWNERSHIP AS OF DECEMBER 31, 2000:

         (a) Amount beneficially owned:                            17,039,800(1)

         (b) Percent of class:                                           17.4%

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or direct the vote        17,039,800(1)

                  (ii) Shared power to vote or direct the vote             -0-

CUSIP No. 681965 10 9                                                Page 4 of 5

                  (iii) Sole power to dispose or to direct
                        the disposition of                         17,039,800(1)

                  (iv) Shared power to dispose or to direct
                       the disposition of                                  -0-

(1) As of December 31, 2000, includes 14,200,000 shares issuable upon conversion of a convertible promissory note, and 2,839,800 shares issuable upon exercise of warrants. Kevin C. Howe ("Howe") exercises voting control over these shares on behalf of Mercury Ventures, Ltd. ("Mercury Ventures"), the General Partner of Mercury Fund No. 1, Ltd. ("Mercury").

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 681965 10 9                                                Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 2001                            MERCURY FUND NO. 1, LTD.

                                            By:      MERCURY VENTURES, LTD.
                                                     General Partner

                                            By:      MERCURY MANAGEMENT, L.L.C.
                                                     General Partner

                                            By:      /s/ Kevin C. Howe
                                            Name:    Kevin C. Howe
                                            Title:   Manager